

Mail Stop 3030

September 14, 2018

Via E-mail
Jamie S. Miller
Senior Vice President and Chief Financial Officer
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210

     Re: General Electric Company
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed February 23, 2018
             File No. 001-00035

Dear Ms. Miller:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Amanda Ravitz

                          Amanda Ravitz
                          Assistant Director
                          Office of Electronics and Machinery

cc: Christoph A. Pereira, Esq.
       Vice President, Chief Corporate, Securities & Finance Counsel